UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 6-K

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a-16 or 15d-16 of the
                        Securities Exchange Act of 1934

                          Quarter ended March 31, 2001


                             PEAKSOFT MULTINET CORP.
                             -----------------------
                (Translation of registrant's name into English)


            114 West Magnolia Street, Suite 447, Bellingham, WA 98225
            ---------------------------------------------------------
                    (Address of principal executive offices)


      [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

               Form 20-F ..X..                    Form 40-F  ____

      [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

               Yes ..X..                           No ____

      If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-0-24069
                                               ----------

Signatures:  T. W. Metz

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Peaksoft Multinet Corp.
(Registrant)



(Signature) By: /s/ Tim Metz
                ----------------------
                Timothy W. Metz
                President/CEO

                           PeakSoft Multinet Corp.

                          2001 Second Quarter Report

                         Period Ending March 31, 2001

LETTER TO SHAREHOLDERS


The second quarter continued to be pivotal for the Company.

PeakSoft now plans to expand the global market for its web browsing technology, which is considered to be a must have for those browsing the internet, through direct sales and licensing to third party distributors. The company plans to finance this strategy via private placement.

The company also intends to increase shareholder value by seeking suitable acquisition/merger candidates. PeakSoft is currently in the process of entering into agreements with its creditors to settle its outstanding indebtedness by the issuance of shares, and upon completion is expected to be debt free and with an operating loss carry forward. As a debt free fully reporting company on two exchanges, The CDNX and The OTC:BB, the Company is in a favourable position to move forward. We are actively seeking new opportunities for our technology and the Company.

The Company expects that the activity level for PeakSoft will continue to increase with operating expenses in excess of income until the third quarter of calendar 2001. We expect the revenue from software sales to remain level. In order to reduce the overall costs of maintaining its presence in the retail sales channel, we have entered into agreements with Real Networks, Inc.; Peruzzo Informatica in Italy; Softline AG in Germany; Boomerang Software Inc., Softbynet in the UK and Group Micro Serve in Belgium and Luxembourg as well as others.


Sincerely yours,

/s/ Tim Metz
_______________________

Timothy W. Metz
President/CEO
May 23, 2001

Consolidated Balance Sheet (in Canadian dollars)
(Prepared by Management - Unaudited)
March 31, 2001 and 2000

===================================================================================================
                                                                 2001                    2000
                                                                  $                       $
---------------------------------------------------------------------------------------------------
Assets

              Current Assets:

              Cash                                                  14,213                  36,516
              Accounts receivable                                    4,650                  46,682
              Prepaids and deposits                                 24,109                  17,446
              -------------------------------------------------------------------------------------
                                                                    42,972                 100,644

              Capital assets                                        30,520                  63,030

---------------------------------------------------------------------------------------------------
                                                                    73,492                 163,674
===================================================================================================


Liabilities and Shareholders' Equity

              Current liabilities:

              Accounts payable and accrued liabilities             344,991                 582,956
              Salaries Payable                                     620,469                       -
              Notes Payable                                      3,210,815               1,950,857
              Interest payable                                     495,866                 139,932
              Current portion of obligations under
                   capital leases                                        -                  13,505
              -------------------------------------------------------------------------------------
                                                                 4,672,141               2,687,250


              Shareholders' Equity:

              Share capital                                      9,019,030               8,955,445

              Accumulated deficit                               13,617,679              11,479,021
              -------------------------------------------------------------------------------------

                                                                (4,598,649)             (2,523,577)

---------------------------------------------------------------------------------------------------
                                                                    73,492                 163,674
===================================================================================================

Consolidated Statement of Operations and Deficit (in Canadian dollars)
(Prepared by Management - Unaudited)
March 31, 2001 and 2000

==========================================================================================================
                                           Quarter          Quarter        Six Months        Six Months
                                            Ended            Ended            Ended            Ended
                                          March 31,        March 31,        March 31,        March 31,
                                             2001            2000             2001              2000
                                              $                $                $                $
----------------------------------------------------------------------------------------------------------
Sales                                          14,803           17,945           25,639            59,778

Cost of goods sold                                456            1,942              541             3,864

----------------------------------------------------------------------------------------------------------
                                               14,347           16,003           25,099            55,914
Operating Expenses:
            General and administration        220,172          296,737          536,208           624,634
            Selling and marketing                   -           26,524                -            64,828
            Research and development               52           25,194              192            51,316
            Amortization                       16,327            7,978           26,192            16,195
            ----------------------------------------------------------------------------------------------
                                              236,550          356,434          562,592           756,973

----------------------------------------------------------------------------------------------------------
Earnings (loss) before the undernoted        (222,203)        (340,341)        (537,493)         (701,059)

Interest on short-term notes                  (73,811)         (76,059)        (149,898)         (126,569)

Debt settlement with creditors                      -           14,605                -            37,443


----------------------------------------------------------------------------------------------------------
Earnings (loss) from operations              (296,014)        (401,885)        (687,392)         (790,186)


----------------------------------------------------------------------------------------------------------
Loss                                          296,014          401,885          687,392          (790,186)

Accumulated deficit, beginning of period   13,321,665       11,479,021       12,930,287        11,090,720

----------------------------------------------------------------------------------------------------------
Accumulated deficit, end of period         13,617,679       11,880,906       13,617,679        11,880,906
==========================================================================================================


Loss per common share                            0.08             0.11             0.18              0.21

Shares Outstanding                          3,801,399        3,801,399        3,801,399         3,801,399

Statement of Changes in Financial Position
(in Canadian dollars)
(Prepared by Management - Unaudited)
March 31, 2001 and 2000

==========================================================================================================
                                                 Quarter        Quarter        Six Months     Six Months
                                                  Ended          Ended           Ended          Ended
                                                March 31,      March 31,       March 31,      March 31,
                                                   2001           2000            2001           2000
                                                    $              $               $              $
----------------------------------------------------------------------------------------------------------
Cash provided by (used in):
Operations:
            Net earnings (loss)                    (296,014)      (401,885)       (687,392)      (790,186)
            Items not involving cash:
                 Amortization                        16,327          7,978          26,192         16,195

            Change in non-cash operating            339,670        (30,106)      1,058,352       (179,990)
                 working capital
            ----------------------------------------------------------------------------------------------
                                                     59,983       (424,013)        397,152       (953,980)
            ----------------------------------------------------------------------------------------------


Financing:
            Repayments of notes payable                   -           (346)              -         (6,881)
            Increase (decrease) in
                 Obligation under capital leases          -              -               -         (1,897)
            Issuance of notes payable                     -        428,059         299,233        946,979
            Issuance of share capital                     -         63,816               -         63,816
            ----------------------------------------------------------------------------------------------
                                                          -        491,528         299,233      1,002,016
            ----------------------------------------------------------------------------------------------


----------------------------------------------------------------------------------------------------------
Increase (decrease) in cash position                (59,983)        67,515         (97,919)        48,036

Cash, beginning of period                            74,196         36,516         112,132         55,995

----------------------------------------------------------------------------------------------------------
Cash, end of period                                  14,213        104,031          14,213        104,031
==========================================================================================================

SECOND QUARTER REVIEW

The second quarter of fiscal year 2001 shows a continuation of expense reductions in most areas of operation. Overall operating expenses decreased from CDN $356,434 for the quarter ended March 31, 2000 to CDN $236,550 in the comparable quarter in 2001, a decrease of 33.6%, mainly because of significant cost reductions in marketing and research and development. Loss for the second quarter decreased from CDN $401,885 for the quarter ended March 31, 2000 to CDN $296,014 in the comparable quarter in 2001, a decrease of 26%, largely due to a decrease in operating expenses.

General and administrative expenses decreased from CDN 296,737 for the quarter ended March 31, 2000 to CDN $220,172 in the comparable period in 2001, a decrease of CDN $76,565. This decrease of 25% is mostly comprised of reduction of expenses associated with the agreement with IncuLab as well as the costs of our small business community portal, http://www.peak.com/, which was sold to IncuLab.

Selling and marketing expenses decreased from CDN $26,524 for the quarter ended March 31, 2000 to CDN $0 in the comparable period in 2001. This decrease was primarily due to management's continued focus on e-commerce/ partnering as the preferred method of software distribution.

Amortization increased from CDN$7,978 for the quarter ended March 31, 2000 to CDN$16,327 in the comparable period in 2001. This increase was primarily due to an acceleration of leasehold improvements at the company's former general office location.

Research and development expenses declined from CDN $25,194 for the quarter ended March 31, 2000 to CDN $52 in the comparable period in 2001, a decrease of CDN $25,142 or 99.8%. This decline was due to reductions in personnel and associated costs.

SIX MONTH REVIEW

The six months ending March 31, 2000 shows a continuation of expense cutbacks in most areas of operation. Overall operating expenses decreased from CDN $756,973 for the six months ending March 31, 2000 to CDN $562,592 in the comparable period in 2001, a decrease of 25.7%, mainly because of significant cost reductions in sales/marketing and research and development. Loss for the six months decreased from CDN $790,186 for the six months ended March 31, 2000 to CDN $687,392 in the comparable period in 2001. This 13% decrease was largely due to a decrease in sales.

General and administrative expenses decreased from CDN $624,634 for the six months ended March 31, 2000 to CDN $536,208 in the comparable period in 2001, a decrease of CDN $88,426 or 14%. This decrease is mostly comprised of a reduction of professional and consulting services involved with the development of our small business community portal, http://www.peak.com/, as well as the news and editorial expenses incurred with the web site going live.

Selling and marketing expenses decreased from CDN $64,828 for the six months ended March 31, 2000 to CDN $0 in the comparable period in 2001. This decrease was primarily due to management's continued focus on e-commerce/ partnering as the preferred method of software distribution.

Research and development expenses declined from CDN $51,316 for the six months ended March 31, 2000 to CDN $192 in the comparable period in 2001, a decrease of CDN $51,124 or 99.6%. This decline was due to reductions in personnel and associated costs.

Amortization increased from CDN$16,195 for the six months ended March 31, 2000 to CDN$26,192 in the comparable period in 2001. This increase was primarily due to cost of leasehold improvements at the company's former general office location.

During the six months, the Company received USD $198,562 in operating capital.

Year 2000

The Company has conducted a comprehensive review of its computer systems to identify the systems that could be affected by the "Year 2000" issue and has developed an implementation plan to resolve the issue. The Year 2000 problem is the result of computer programs being written using two digits rather than four to define the applicable year. Time-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a major system failure or the making of miscalculations. The Company completed modifications to existing software and the conversion to new software. The Company obtained Year 2000 compliance statements from vendors, suppliers, and all other third parties that do business with the Company.

Subsequent to the end of the first quarter, the Company has not experienced any operational problems relating to the "Year 2000" issue.

For the reasons set out above, PeakSoft has not incurred, and does not expect to incur, any costs relating to the remediation of Y2K issues.

PeakSoft has concluded that it faces no material Y2K implications to its business operations because its computers and the programs being run on them are of recent vintage, marketed as being Y2K compliant.


This release may contain forward-looking statements as well as historical information. Forward-looking statements, which are included in accordance with the "safe harbor" provisions of the "Private Securities Litigation Reform Act of 1995, may involve known and unknown risks, uncertainties and other factors that may cause the company's actual results and performance to be materially different from any results or performance suggested by the statements in this release. Such statements, and other matters addressed in this press release, may involve a number of risks and uncertainties including price competition,
technological  advances,   decreased  demand  or  diversion  to  other  software
solutions.

CORPORATE INFORMATION

Corporate Headquarters
      PeakSoft Multinet Corp.
      114 W. Magnolia Street, Suite 447
      Bellingham, WA  98225
      USA

      Tel: (360) 392-3912   Fax: (360) 392-3911
       http://www.peaksoft.com
       -----------------------

Investor Relations

      PeakSoft Multinet Corp.
      (360) 392-3912

Stock Listing
      PeakSoft Multinet Corp. common stock is traded on the Canadian Venture Exchange under symbol PKS and in the US on the OTC:BB under the symbol PEAMF.

Auditor
      Gordon K. W. Gee, Chartered Accountant
      488-625 Howe Street
      Vancouver, BC V6C 2T6
      Tel: (604) 689-8815   Fax: (604) 689-8838

Transfer Agent and Registrar
      Computershare Investor Services, Calgary Alberta

Directors                           Management
      Peter Janssen                      Tim Metz
      Chairman of the Board              President & CEO

      Colin Morse                        Simon Arnison
      Director                           Director

      Tim Metz                           Calvin Patterson
      Director                           Corporate Counsel